[BFA Letterhead]

August 2, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:	iShares Trust
File Nos. 333-92935 and 811-09729
Post-Effective Amendment No. 569

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the Trust hereby respectfully requests acceleration of the effective date of Post-Effective Amendment No. 569 to its Registration Statement on Form N-1A, relating to the iShares S&P Target Date 2045 Index Fund and the iShares S&P Target Date 2050 Index Fund (each, a “Fund” and together, the “Funds”), each a series of the Trust, so that it will become effective on August 4, 2011, or as soon thereafter as practicable.

Previous filings relating to the Funds are:

PEA No.	Date Filed	Form Type	Automatic Effective Date
525 555 568	April 18, 2011 June 30, 2011 July 28, 2011	485APOS 485BXT 485BXT	75 days after filing July 29, 2011 August 5, 2011

We request that we be notified of such effectiveness by a telephone call to Benjamin Haskin of Willkie Farr & Gallagher LLP at (202) 303-1124.

The Trust hereby acknowledges that, if the Securities and Exchange Commission (or its staff, acting pursuant to delegated authority) declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;

(ii)	does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(iii)	may not be asserted by the Trust as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

iShares Trust

By:	/s/ Jack Gee
Jack Gee
Treasurer and Chief Financial Officer

SEI Investments Distribution Co.

By:	/s/ John Munch
John Munch
Secretary